Amended
Fee Schedule to the Investment Subadvisory Agreement
between Calvert Asset Management Company, Inc.
and New Amsterdam Partners LLC

As compensation pursuant to Section 4 of the Investment Subadvisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and New Amsterdam Partners LLC (the "Subadvisor"), the Advisor shall pay the Subadvisor an annual subadvisory fee computed daily and payable monthly, at an annual rate of 0.25% of the average monthly balance of assets it manages of the Calvert Variable Series, Inc. Social Balanced Portfolio up to $250 million and 0.20% of the average monthly balance of assets it manages in excess of $250 million.

Calculated on average monthly balance

In addition, the Subadvisor agrees to waive its subadvisory fee for the allocation of an additional approximately $187 million in assets under management for the first sixty (60) days following the date of execution of this Addendum.

Date: June 5, 2008
Witness:	Calvert Asset Management Company, Inc. 4550 Montgomery Avenue, Suite 1000N Bethesda, Maryland 20814

By: /s/ Ivy Duke	By: /s/ John Nichols

Witness:	New Amsterdam Partners LLC 475 Park Avenue South, 20th Floor New York, NY 10016-6901

By: /s/ Dan Cajigas	By: /s/ Michelle Clayman